PACE Medical, Inc.

2004 Annual Report

Discover the Difference ™

...product performance, dedication to quality and to the improvement of patient care. High standards, no compromise to excellence, helping patients one day at a time.

PACE Medical, Inc.

Dear Shareholders:

It is our pleasure to update you on the events of 2004 and to recap recent corporate developments at Pace Medical and to give you information regarding management's plans for the future.

The Company experienced a decrease in net sales for the year 2004 versus 2003 due to a number of events. Primarily, sales declined in our international market due to component shortages and issues with key vendors. Additionally, the Company conducted a voluntary field action on one its temporary pacemakers which is not sold in the United States. Management acted prudently to ensure patient safety which is a primary concern. Sales in North America were minimal as the Company plans to utilize its new pacemaker designs to re-enter this market. Sales in 2005 are forecasted to improve in both the North American and International markets. Sales growth will come through improved vendor and component supplies, new products and improved sales distribution channels.

Our wholly-owned United Kingdom subsidiary, APC Medical Ltd., continues to be profitable while sales have modestly decreased. It is well positioned to expand production on a worldwide basis and sales in international markets. APC Medical has a complete line of temporary cardiac pacemakers, a dual-chamber pacing analyzer, temporary pacemaker extension cables, single-use surgical cables and related accessories. In addition, APC Medical offers a complete service/repair facility for our international customers.

Over the course of 2005, we will concentrate our efforts on designing, manufacturing and obtaining new product approvals for a new generation of pacing products. These new products will strongly contribute to the Company's growth both in the North American and International markets. We are confident that the changes, made in management at the beginning of this year, have strengthened the Company and positioned Pace Medical to grow once again.

We thank our valued shareholders for their continued support and confidence in Pace Medical.

Sincerely,

Ralph E. Hanson
Chairman and Treasurer

Steven E. Hanson
President and CEO

Corporate Profile

Pace Medical, Inc. is positioned to be the only medical device company exclusively dedicated to designing and marketing a complete line of high-quality temporary cardiac pacing products to meet the expanding needs of the medical profession worldwide. Our products include both single and dual-chamber temporary cardiac pacemakers, a dual-chamber pacing analyzer, autoclavable temporary pacemaker extension cables, single use surgical extension cables and related accessories.

Our single-chamber temporary cardiac pacemakers include the Bedside™ model which attaches to the patient's bedrail and the Mini-Pacer™ product line which enable the patient to remain ambulatory during treatment. The Company's MICRO-PACE™, dual-chamber temporary cardiac pacemaker, is software programmable and capable of multi-parameter, multi-mode operation. It has the ability to sense and pace at high rates in the DDD mode; thereby, restoring A-V synchrony and improving cardiac output. The device will greatly assist the recovery of patients, regardless of age, who have very fast rates (180-210 bpm) and who have developed temporary heart block, following open-heart surgery.

The AccuPace™, dual-chamber pacing analyzer, combines the benefits of dual-chamber, multi-mode, multi-parameter pacing with testing features that evaluate, display and store important characteristics of the patient's lead system. The temporary pacing feature allows the physician to perform pre-implant stimulation studies of the basic pacing parameters and functions on the patient prior to the implantation of a permanent pulse generator. Once again, considerable attention has been paid to the "user-friendly" aspects of operation.

Pace Line™, our line of temporary pacemaker extension cables, surgical extension cables and adapters– are designed to enhance our ability to offer a complete line of highly-competitive temporary pacing products to our customers.

APC Medical Ltd., our wholly-owned subsidiary in the United Kingdom, is well-positioned to expand our business throughout the European Union (EU) and elsewhere in Europe, the Middle East, Indo/Asia and Latin America. Like Pace Medical, APC Medical offers a complete line of temporary cardiac pacing products and related accessories. A complete service/repair facility is provided by APC Medical to address the needs of the Company's many international customers.

At present, Pace Medical has production facilities in both the United States and the United Kingdom. Our products are sold to both North American and International markets through qualified, professional sales representatives.

History and Background

Your Company began operations in March 1985, when we acquired APC Medical Ltd. from American Pacemaker Corporation, a wholly-owned subsidiary of Intermedics, Inc. APC Medical is the successor to Devices Ltd. (a former Johnson and Johnson company), a United Kingdom medical equipment manufacturer and pioneer in the pacing industry.

Our United Kingdom facility can accommodate extensive production expansion. Being located within the European Union (EU) also provides the Company with many international marketing advantages. Pace Medical's research and development is conducted at its corporate office in the United States.

Our Business

Temporary Cardiac Pacemakers, Pacing Analyzer and Accessories

Temporary cardiac pacemakers have three principal uses: therapeutic, prophylactic and diagnostic. The most common use is therapeutic. For example, when a patient is admitted to a hospital with an inadequate or grossly irregular heart rhythm, a pacemaker stabilizes the rhythm and improves the rate. Prophylactic use describes the application of a pacemaker to a patient as a precaution when their condition is unstable. This too is common. Finally, pacemakers, particularly those which are more sophisticated, serve a valuable purpose as a diagnostic tool; assisting a physician in making a diagnosis or simply evaluating a specific condition in a patient.

In the United Kingdom, APC Medical Ltd. Is the market leader for temporary cardiac pacemakers where we set the industry standard and supply the majority of the units sold. APC Medical is well known for its Bedside™ model pacemaker which attaches to the patient's bedrail. Additionally, the Company manufactures the Mini-Pacer™ line of temporary pacemakers which enable patients to remain ambulatory during treatment. Pace Line™ is a complete line of temporary, autoclavable extension cables, single-use surgical extension cables and accessories which are designed and manufactured at the facility.

Pace Medical manufactures the MICRO-PACE™, dual-chamber, temporary pacemaker, the AccuPace™, dual-chamber, pacing analyzer and provides design, engineering, service/repair, administrative, and sales and marketing support.

Reasons to Use a Temporary Pacemaker

- In an emergency to control cardiac rhythm until a pacemaker can be implanted.
- To stabilize a patient until drug therapy can take effect.
- During surgery to control heart rate, maintain A-V synchrony and increase cardiac output when necessary.
- After open-heart surgery until the heart recovers.
- To ascertain the thresholds for pacing and sensing on a permanent lead in the absence of a properly functioning pacing analyzer.
- To overdrive rapid Atrial arrhythmias so that sinus rhythm may be re-established.

Current Products

MICRO-PACE™ Model 4570

The MICRO-PACE™ Model 4570, dual-chamber, temporary cardiac pacemaker utilizes a copyrighted software-based microprocessor design that is on the forefront of cardiac pacing technology. This design also provides the basis for the development of non-invasive electrical stimulation products.

This advanced design temporary pacemaker has the ability to sense, pace and track in the DDD mode at high-rates; thus, allowing physicians to address the needs of post-operative, open-heart patients, regardless of their age. In particular, the device will greatly assist the recovery of both infants and young children, who have very fast atrial heart rates (180-210 bpm) and who have developed temporary heart block, following open-heart surgery.

The MICRO-PACE™ has a constant voltage output feature which greatly improves the ability to establish and maintain capture when using low impedance pacing leads such as heartwires. The amount of energy in micro joules delivered to the patient could be approximately three times that of constant current devices, thereby, preventing loss of capture.

Bedside™ Model 4170

The Bedside™ Model 4170, single-chamber temporary cardiac pacemaker, is housed in a rugged metal case and has a new generation, high-accuracy, digital electronic circuitry. The electronic modules are manufactured using the latest methods of surface mounted electronic assembly, at a state-of-the-art facility. The design features include control knobs for convenient, user-friendly operation, increased ranges for rate, output and sensitivity. In addition, it has a 15 volt maximum constant voltage output and a high-rate atrial pacing capability. A United States of America, Food and Drug Administration (FDA) cleared autoclavable extension cable with a universal patient connector is included with each Bedside. This cable eliminates the need for any adapters.

Mini-Pacer™ Models EV4542/EV4543

Mini-Pacer™ Models EV4542 and EV4543, are single-chamber temporary cardiac pacemakers designed to provide acute therapeutic, prophylactic and diagnostic pacing support. Both models are capable of operating in the demand or asynchronous mode and include adjustable rate, output and sensing controls. The EV4543 has the added feature of a rate-tripling (x3) control which provides for high-rate pacing up to 450 ppm for use in rapid atrial stimulation.

The EV series pacemakers have constant voltage outputs which are capable of delivering more energy to the patient than similar constant current devices. This feature provides a definite advantage in establishing and maintaining capture when encountering low stimulation impedance in pacing leads.

All models are powered by standard 9-volt batteries and are compatible with most endocardial and myocardial lead systems. All devices come complete with carrying case, arm straps, FDA cleared autoclavable extension cable and instruction manual.

AccuPace™ Model 4800

The AccuPace™ Model 4800, dual-chamber, pacing analyzer combines the benefits of dual-chamber, multi-mode, multi-parameter pacing with testing features that evaluate, display and store important characteristics of the patient's lead system. The temporary pacing feature allows the physician to perform pre-implant stimulation studies of the basic pacing lead parameters and functions on the patient prior to the implantation of a permanent pulse generator. Considerable attention has been paid to the design of this product in the "user-friendly" aspects of its operation.

The AccuPace™ comes in a carrying case along with two standard 9-volt batteries, a pair of FDA cleared autoclavable extension cables and an instruction manual.

Pace Line™ Temporary Cardiac Pacemaker Universal Extension Cables

The Company designs, develops and manufactures all of its Temporary Cardiac Extension Cables. Pace Line™ Extension Cables are FDA cleared for commercial sale. The Model 4265, 4265A and 4265V cables are approximately eight feet in length and are autoclavable. All cables on the patient end have molded, color-coded positive closure collet terminals in combination with color-coded, protected pin sockets. This allows for easy and reliable connection to heartwires or temporary pacing leads using 2 mm diameter shrouded connector pins, without the use of adapters.

The device end of the Extension Cable has "booted" 2 mm connector pinds that terminate in a molded, color-coded block positioned 1-1/4" on center. The molded silicone rubber "boots" slip over the pacemaker collet terminals during insertion. They freely rotate to tighten and/or loosen the collet terminals. All Pace Line™ cables are designed for use with Pace Medical and APC Medical single and dual-chamber cardiac pacemakers. The Model 5265, 5265A and 5265V utilize a redel connector on the device end of the cable instead of the "booted" 2 mm diameter pins.

Pace Line™ Temporary Pacing Analyzer Extension Cables

The Company designs, develops and manufactures all of its Pace Line™ Temporary Pacing Analyzer Cables. They come in a variety of types; including disposable, single-use cables or autoclavable, re-useable cables.

The Model 4250 single-use cable is 3 meters (10 feet) in length with color-coded 2 mm diameter shrouded connector pins on one end and alligator clips with insulating covers on the other end. They are packaged sterile, five per box. The Model 4255 and 4260 single-use cables utilize a redel connector on the device end and alligator clips or molded collet terminals on the other end for pacing lead connection.

The Model 4280, 4280A and 4280V autoclavable, multi-user cables are 3 meters (10 feet) in length and bifurcated on one end using color-coded insulated alligator clips with 2 mm diameter connector pins in a molded, color-coded block positioned

1-1/4 " on center on the other end. The cables are provided with "booted" male connector pins. The molded silicone rubber "boots" slip over the caps of the collet terminals during connector pin insertion then freely rotate the boots to tighten and/or loosen the terminal caps. The Model 5280A and 5280V utilize a redel connector on the device end instead of "booted" 2 mm diameter connector pins.

Pace Line™ Adapters

The Company designs, develops and manufactures all of its Pace Line™ adapters. The Model 4815 utilizes a redel connector for connection to our single-use cables (Models 4255 and 4260). It can be attached easily to the collet terminals located on our Temporary Cardiac Pacemakers—Mini-Pacer™ Model EV4543 and MICRO-PACE™ Model 4570 as well as our AccuPace™ Model 4800 Pacing Analyzer.

With the Model 4825 universal adapter installed, the Model 4250 single-use surgical extension cable or temporary pacing leads, utilizing a 2 mm diameter shrouded pin connector design, can be connected easily to Pace Medical's temporary cardiac pacemakers or pacing analyzer. The universal adapter also includes collet terminals that allow for exposed pins (e.g. heartwires) to be readily connected to the pacing devices.

New Products

Pace Medical is currently developing and designing a new generation of pacing products that the Company plans to introduce in 2005. The Company has already introduced a new generation Bedside™ Model 4170 in 2004.

Several new products are planned for distribution this year. The Company is on schedule to provide to the medical community the Unifocal® Model 2100 and Bifocal® Model 2200, lines of single and dual-chamber temporary pacemakers, utilizing high-accuracy, digital electronic circuitry. The electronic modules are manufactured using the latest methods of surface mounted electronic assembly, at a state-of–the-art facility. The design features include control knobs for convenient, user-friendly operation, increased ranges for rate, output and sensitivity, a 15 volt maximum constant voltage output and high-rate atrial pacing capability.

The MICRO-PACE™ EP Model 4580, dual-chamber, temporary cardiac pacemaker with increased function over its predecessor has received FDA (SPMA) approval and is planned for introduction in the second half of 2005.

Market for Common Equity and Related Stockholder Matters

The Company's Common Stock is quoted on the National Association of Securities Dealers, Inc.'s OTC Bulletin Board under the symbol PMDL. The following table sets forth, for the periods indicated, the closing quote on the OTC Bulletin Board. Such quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commission and may not reflect actual transactions.

Fiscal Year Ended December 31, 2003 (OTC)	Closing Quote	
First Quarter	$	0.25
Second Quarter		0.27
Third Quarter		0.32
Fourth Quarter		0.29
Fiscal Year Ended December 31, 2004 (OTC)		
First Quarter	$	0.29
Second Quarter		0.26
Third Quarter		0.28
Fourth Quarter		0.28

There are approximately 85 record holders of the Company's Common Stock.

The Company has never paid dividends and does not have any intention of paying dividends in the foreseeable future.

Trademarks of the Company

The following trademarks are used by Pace Medical, Inc. and/or APC Medical Ltd.

MICRO-PACE™
MICRO-PACE™ EP
AccuPace™
Unifocal®
Bifocal®
Bedside™
Mini-Pacer™
Pace Line™
Intermedics (UK) Ltd.®
Devices Ltd.®

Pace Medical, Inc. and Wholly-Owned Subsidiary Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition

As of December 31, 2004, the Company had cash and cash equivalents of $902,198 and working capital of $1,268,231. This contrasts to comparable cash and working capital positions at December 31, 2003 of $1,060,791 and $1,464,578.

Management continues to believe that the current level of working capital, coupled with the flexibility of the Company's cost structure, should suffice to ensure that its on-going operations are financed adequately in fiscal 2005. However, in the short term additional equity and or debt financing may be sought to continue to fund research and development, inventories, capital equipment, facilities and to expand the Company's marketing operation.

Results of Operations— Year Ended December 31, 2004 Versus Year Ended December 31, 2003

Sales decreased from $1,319,642 in 2003 to $1,216,624, primarily due to a decrease in the Company's international business..

Gross margins for 2004 were approximately 45%. This was due to the product mix and an increase in repairs and product updates. As the Company moves into fiscal 2005, management expects the margin to improve over 2004.

Operating expenses increased from $851,832 in 2003 to $870,857 in 2004. This increase was primarily attributable to an increase in engineering and administration expenses. Management believes that operating expenses will increase slightly during fiscal year 2005.

The Company has reflected a tax provision of $14,751 on its financial statements for 2004 representing taxes paid in the United Kingdom on APC Medical income. The Company lost approximately $309,632 or $0.10 per share for the year ended December 31, 2004. This contrasts with a 2003 loss of $377,107 or $0.11 per share.

VITALE, CATURANO & COMPANY Ltd

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
Pace Medical, Inc.:

We have audited the accompanying consolidated balance sheet of Pace Medical, Inc. and subsidiary (the "Company") as of December 31, 2004, and the related consolidated statements of operations, changes in shareholders' equity and comprehensive loss, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Vitale, Caturano & Company, Ltd.

VITALE, CATURANO & COMPANY, LTD.

May 31, 2005
Boston, Massachusetts

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
Fax: +1 617 437 2111
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
Pace Medical, Inc.
Waltham, Massachusetts

We have audited the accompanying consolidated balance sheet of Pace Medical, Inc. and subsidiary (the "Company") as of December 31, 2003, and the related consolidated statement of operations, changes in shareholders' equity and comprehensive loss, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

March 22, 2004

PACE MEDICAL, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2004 and 2003

ASSETS	2004	2003
CURRENT ASSETS:		
Cash and cash equivalents	$ 902,[illegible]98	$ 1,060,791
Accounts receivable	12,[illegible]00	13,973
Accounts receivable—related party	203,[illegible]04	250,845
Inventories:		
Raw materials	271,[illegible]12	257,019
Work in process	119,[illegible]76	179,766
Finished goods	79,[illegible]07	112,804
Total inventories	471,[illegible]95	549,589
Prepaid expenses	39,[illegible]09	41,651
Total current assets	1,628,[illegible]06	1,916,849
PROPERTY AND EQUIPMENT:		
Machinery and equipment	63,[illegible]17	55,516
Office furniture, equipment, and improvements	73,[illegible]26	65,746
Computer equipment	95,[illegible]90	93,281
Total property and equipment	232,[illegible]33	214,543
Less accumulated depreciation and amortization	(214,[illegible]21)	(193,416)
Property and equipment—net	18,[illegible]12	21,127
OTHER ASSETS—Net	248,[illegible]26	249,097
TOTAL ASSETS	$ 1,895,[illegible]44	$ 2,187,073

LIABILITIES AND SHAREHOLDERS' EQUITY	2004	2003
CURRENT LIABILITIES:		
Accounts payable	$ 241,779	$ 326,419
Accrued expenses	118,396	125,852
Total current liabilities	360,175	452,271
COMMITMENTS AND CONTINGENCIES (Note 3)		
SHAREHOLDERS' EQUITY:		
Common stock, $.01 par value—authorized, 5,000,000 shares; issued and and outstanding, 3,400,870 shares	34,009	34,009
Additional paid-in capital	3,147,151	3,147,151
Accumulated other comprehensive income	355,011	244,512
Accumulated deficit	(1,968,755)	(1,659,123)
Total shareholders' equity	1,567,416	1,766,549
Treasury stock, at cost (46,000 shares in 2003 and 2004)	(31,747)	(31,747)
Shareholders' equity—net	1,535,669	1,734,802
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 1,895,844	$ 2,187,073

The accompanying notes are an integral part of these consolidated financial statements.

PACE MEDICAL, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
NET SALES:		
Customers	$ 120,857	$ 89,703
Related party	1,095,767	1,229,939
Total net sales	1,216,624	1,319,642
COST OF SALES	664,402	835,275
GROSS PROFIT	552,222	484,367
OPERATING EXPENSES:		
Selling, general, and administrative	753,666	649,321
Engineering and product development	117,191	202,511
LOSS FROM OPERATIONS	(318,635)	(367,465)
OTHER INCOME—net	23,754	22,521
LOSS BEFORE INCOME TAX PROVISION	(294,881)	(344,944)
INCOME TAX PROVISION	14,751	32,163
NET LOSS	$ (309,632)	$ (377,107)
NET LOSS PER SHARE—Basic and diluted	$ (0.10)	$ (0.11)

The accompanying notes are an integral part of these consolidated financial statements.

PACE MEDICAL, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY AND COMPREHENSIVE LOSS
YEARS ENDED DECEMBER 31, 2004 AND 2003

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Comprehensive Loss	Accumulated Other Comprehensive Income
	Shares	Value				
BALANCE—January 1, 2003	3,400,870	$ 34,009	$ 3,147,151	$ (1,282,016)	-	$ 119,114
Net loss	-	-	-	(377,107)	$ (377,107)	-
Cumulative translation adjustments	-	-	-	-	125,398	125,398
Comprehensive loss	-			-	$ (251,709)	-
BALANCE—December 31, 2003	3,400,870	$ 34,009	$ 3,147,151	(1,659,123)	-	244,512
Net loss	-	-	-	(309,632)	$ (309,632)	-
Cumulative translation adjustments	-	-	-	-	110,499	110,499
Comprehensive loss	-	-	-	-	$ (199,133)	-
BALANCE—December 31, 2004	3,400,870	$ 34,009	$ 3,147,151	$ (1,968,755)	-	$ 355,011

The accompanying notes are an integral part of these consolidated financial statements.

PACE MEDICAL, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (309,632)	$ (377,107)
Adjustments to reconcile net loss to cash used in operating activities:		
Depreciation and amortization	21,176	17,332
Unrealized foreign exchange transaction gain (loss)	-	8,780
Loss on disposal of fixed asset	-	804
Changes in assets and liabilities:		
Accounts receivable	49,314	115,772
Prepaid expenses	2,342	(14,336)
Inventories	78,194	1,994
Accounts payable	(84,640)	98,028
Accrued expenses	(7,456)	27,361
Cash used in operating activities	(250,702)	(121,372)
CASH FLOWS USED IN INVESTING ACTIVITIES— Purchase of Property and Equipment	(18,390)	(11,790)
EFFECT OF EXCHANGE RATE CHANGES ON CASH	110,499	78,263
DECREASE IN CASH AND CASH EQUIVALENTS	(158,593)	(54,899)
CASH AND CASH EQUIVALENTS—Beginning of year	$ 1,060,791	1,115,690
CASH AND CASH EQUIVALENTS—End of year	$ 902,198	$ 1,060,791

The accompanying notes are an integral part of these consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation—The consolidated financial statements include the accounts of Pace Medical, Inc. and its subsidiary, APC Medical Ltd. ("APC"), a United Kingdom company ("Pace" or the "Company"). The Company manufactures and sells temporary external pacemakers, related accessories, and temporary heart pacemaker leads to various customers throughout the world. All inter-company transactions, balances, and profits are eliminated.

Use of Estimates—The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Product Liability and Limits of Insurance Coverage—Because the Company's temporary cardiac pacemakers and pacing analyzers may be life-supporting medical devices, the Company's liability for any presently unknown product design or manufacturing deficiencies could be substantial and could exceed the limits under existing product liability insurance. The Company maintains product liability coverage outside the United States with annual limits of £1,000,000 (approximately $1,916,000 as of December 31, 2004). The Company does not have product liability insurance in the United States. The Company believes, based upon management's experience, that its liability exposure is lessened because it does not manufacture or sell permanent implantable cardiac pacemakers or leads. Management does not believe that any potential claims would therefore have a material impact on the financial condition or the results of operations.

Revenue Recognition—Sales are recognized when products are shipped, persuasive evidence of an arrangement exists, the sales price is fixed or determinable, and collectibility is reasonably assured. Historical experience has been such that no allowances for sales returns is currently provided.

Cash and Cash Equivalents—Cash and cash equivalents include highly liquid investments with remaining maturities of three months or less at date of purchase.

Accounts Receivable—Accounts receivable are stated at the amount management expects to collect from outstanding balances. An allowance for doubtful accounts is provided for those accounts receivable considered to be uncollectible based upon historical experience and management's evaluation of outstanding accounts receivable at the end of the year. Historical experience has been such that no allowances for bad debts is currently provided.

Inventories—Inventories are stated at the lower of cost (first-in, first-out method) or market.

Property and Equipment—Property and equipment are stated at cost. Depreciation is recorded under the straight-line method based on the estimated useful lives of the related assets, ranging from three to seven years. Repairs and maintenance are expensed as incurred, while costs of betterments are capitalized. Depreciation expense was $20,705 and $15,178 for the years ended December 31, 2004 and 2003, respectively.

Other Assets—Other assets consist of deferred tooling costs, including tooling costs for several new products. Such costs are amortized using the straight-line method, primarily over five years from the period of initial sale. Amortization expense for 2004 and 2003 aggregated approximately $471 and $2,154, respectively. Accumulated amortization aggregated $37,862 and $37,391 at December 31, 2004 and 2003, respectively. The Company expects to fully amortize the balance of deferred tooling costs over the next five years.

Long-Lived Assets—The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the assets. If such assets are considered to by impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the assets

Translation of Foreign Currencies—Assets and liabilities of APC are translated at exchange rates in effect on reporting dates, while income and expenses are translated at rates which approximate those in effect on transaction dates (generally the average rate for the period). Differences due to changing exchange rates are charged or credited to accumulated other comprehensive income (loss) in shareholders' equity. Gains and losses from foreign currency transactions are included in net income.

Income Taxes—Deferred taxes are provided for temporary differences between book and tax bases of the Company's assets and liabilities and loss and credit carryforwards based on tax rates and laws enacted as of the balance sheet date. The Company has provided a valuation allowance against net deferred tax assets due to uncertainty regarding the recoverability of tax carryforwards and other temporary differences.

Warranty—The Company warrants its temporary cardiac pacemakers for one year. The Company records a liability for specific warranty matters when they become known and are reasonably estimable. The Company's product warranty obligations are included in accrued expenses.

The changes in the reserves for product warranties for the year ended December 31, 2003 and 2004, are approximately as follows:

	2003	2004
Balance at January 1	-	$ 100,000
Provision charged to income	$ 100,000	-
Usage	-	(55,000)
Balance at December 31	$ 100,000	$ 45,000

Loss Per Share—The Company determines basic net loss per share using the weighted-average common shares outstanding for the year. The shares used to determine diluted net loss per share include the shares used in the calculation of basic net loss per share plus dilutive weighted-average options and warrants outstanding during the year using the treasury-stock method.

Comprehensive Loss—Comprehensive loss includes net loss and foreign currency translation adjustments.

Stock-Based Compensation—Compensation expense associated with awards of stock or options to employees is measured using the intrinsic-value method. Compensation expense associated with awards to non-employees is measured using the fair-value method. No stock based compensation expense was recorded in 2004 and 2003. If the Company had used the fair value method to measure compensation, pro forma net loss and pro forma basic and diluted net loss per share would not have materially differed from reported net loss for the years ended December 31, 2004 and 2003, respectively. The Company did not grant any stock options in 2004.

The fair value of stock options on their grant date was measured using the Black-Scholes option-pricing model. Key assumptions used to apply this pricing model are as follows in 2004: risk-free interest rate, 2.27%; expected life of the option grants, 4.5 years; expected volatility of underlying stock, 58%; and no expected dividend payment.

The option-pricing model used was designed to value readily tradable stock options with relatively short lives. The options are not tradable with contractual lives of up to five years. However, management believes that the assumptions used to value the options and the model applied yield a reasonable estimate of the fair value of the grants made under the circumstances.

Concentration of Credit Risk—The Company sells its products primarily to a limited number of distributors (see Note 7). The Company generally requires no collateral from its distributors.

New Accounting Pronouncements—In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123R *Share-Based Payment*. This standard replaces SFAS No. 123, *Accounting for Stock-Based Compensation* and supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees*. SFAS No. 123R requires companies to recognize the compensation cost related to share-based payment transactions with employees in the financial statements. The compensation cost is measured based upon the fair value of the instrument issued. Share-based compensation transactions with employees covered within SFAS 123R include share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. SFAS No. 123 included a fair-value-based method of accounting for share-based payment transactions with employees, but allowed companies to continue to apply the guidance in APB 25 provided that they disclose in the footnotes of the financial statements the pro forma net income if the fair-value-based method had been applied. The Company is currently reporting share-based payment transactions with employees in accordance with APB 25 and provides the required disclosures. SFAS No. 123R will become effective in the Company's fiscal 2006.

Under SFAS No. 123R, the pro forma disclosures previously permitted under SFAS No. 123 no longer will be an alternative to financial statement recognition. The Company will need to determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at the date of adoption. The Company plans to adopt SFAS No. 123R using the modified-prospective method. Accordingly, the adoption of SFAS No. 123R's fair value method may have a significant impact on the Company's results of operations, although it will have no impact on the overall financial position. The impact of the adoption of SFAS No. 123R cannot be determined at this time because it will depend on the levels of share-based payments granted in the future. However, had the Company adopted SFAS No. 123R in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net income (loss) above.

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), *Consolidation of Variable Interest Entities, an interpretation of ARB No. 51*. In December 2003, the FASB revised FIN 46 by issuing Interpretation No. 46R. FIN 46R clarifies the requirements for consolidation of certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46R applies immediately to variable interest entities created after December 31, 2003. It applies in the first fiscal year beginning after December 15, 2004, to all variable interest entities that are subject to this Interpretation. The Company does not believe the adoption of FIN 46R will have a material impact to its consolidated financial statements.

2. RELATED-PARTY TRANSACTIONS

In March 1990, the Company entered into an agreement with APC Cardiovascular Ltd. ("Cardiovascular"). This agreement specified that Cardiovascular would act as Pace's distributor in the United Kingdom. A director and significant shareholder of Cardiovascular is also a director of Pace. Sales to Cardiovascular amounted to $1,095,767 and $1,229,939 in 2004 and 2003, respectively (see Note 7). Receivables from Cardiovascular at December 31, 2004 and 2003 were $203,004 and $250,845, respectively.

3. COMMITMENTS AND CONTINGENCIES

Lease Obligations—APC leases its plant and office facility under a renewable operating lease which expires in 2006. The annual rent is £29,550 (approximately $56,618 at December 31, 2004). The lease requires payment of a pro-rata share of insurance and maintenance costs in addition to the rental payment. Assuming the maximum is renewed at current rates, future minimum rental payments under the lease will total approximately $57,000 in each of the next two years.

On November 1, 2002, Pace entered into a lease agreement for its facility in the United States. The lease agreement was for a one-year term, from November 1, 2002 through October 31, 2003. On November 1, 2003, Pace became a tenant-at-will. Annual rent is approximately $63,000.

Rental expense for all operating leases, including leases with terms of less than one year, amounted to approximately $120,000 and $115,000 in 2004 and 2003, respectively.

Contingencies—The Company is engaged in legal proceedings arising in the ordinary course of business. We believe that the ultimate outcome of these proceedings will not have a material adverse impact on our consolidated financial position, results of operations or cash flows.

4. INCOME TAXES

The provision for income taxes consists of the following for the years ended December 31:

	2004	2003
Current—foreign	$ 14,751	$ 32,163
Deferred:		
Federal	-	-
State	-	-
Foreign	-	-
Provision for income taxes	$ 14,751	$ 32,163

A reconciliation of the statutory U.S. rate to the effective rate, expressed in dollars, for the years ended December 31 is as follows:

	2004	2003
Statutory U.S. rate	$ (100,260)	$ (62,070)
State taxes—net of federal benefit	(15,206)	(11,450)
Rate difference on foreign taxes	(10,355)	(76,870)
Valuation allowances provided	140,231	182,553
Other	341	0
Provision for income taxes	$ 14,751	$ 32,163

Deferred tax assets and liabilities, before valuation allowances, at December 31 were as follows:

Net operating loss carryforwards	$ 1,147,398	$1,029,800
Research and development credits	181,086	180,400
Inventory	29,956	25,200
Depreciation and amortization	(76,509)	(57,700)
Other	8,541	3,803
Deferred tax assets	$ 1,290,472	$1,181,503
Valuation allowance	(1,290,472)	(1,181,503)
Net Deferred Tax Asset	$ -	$ -

Deferred tax assets have been fully reserved. Valuation allowances were increased by $140,231and $182,553 in 2004 and 2003, respectively, principally due to the generation of loss carryforwards in the United States which are unlikely to be realized.

At December 31, 2004, Pace has federal income tax loss carryforwards for financial and tax reporting purposes of $3,040,973, which will expire in the years 2005 through 2025, and state income tax loss carryforwards of $1,809,682, which will expire in the years 2005 through 2010. Pace has no foreign loss carryforwards available to benefit income earned by APC.

5. SHAREHOLDERS' EQUITY

Stock Options—During 2003, by authorization of the Board of Directors, options were granted to purchase 35,000 shares of common stock under nonqualified stock option agreements. During 2004, no options were granted. The options were granted at the fair market value of the Company's common stock on the date of grant, vest at the date of grant, and are of a five-year duration. A summary of all stock option activity is as follows:

	Number of Options	Weighted-Average Exercise Price	Weighted-Average Fair Value
Outstanding January 1, 2003	380,000	$ 0.36	
Granted in 2003	35,000	0.24	$ 0.11
Expired in 2003	(35,000)	(0.36)	
Outstanding December 31, 2003	380,000	$ 0.36	
Outstanding January 1, 2004	380,000	$ 0.36	
Granted in 2004	-	-	
Expired in 2004	(40,000)	(0.36)	
Outstanding December 31, 2004	340,000	$ 0.36	
Outstanding and exercisable—December 31, 2004	340,000	$ 0.36	
Outstanding and exercisable—December 31, 2003	380,000	$ 0.36	

At December 31, 2004, the options outstanding and exercisable had weighted-average remaining contractual lives of 2.12 years.

Stock Repurchase Program—In March 1998, the Company announced a stock repurchase program pursuant to which the Company is authorized to acquire up to 100,000 shares of its common stock. As of December 31, 2004, 46,000 shares had been repurchased under the program for $31,747.

6. NET LOSS PER SHARE

The following table sets forth the computation of basic and diluted net loss per share for the years ended December 31:

	2004	2003
Net loss	$ (309,632)	$ (377,107)
Weighted-average shares outstanding	3,354,850	3,354,850
Basic and diluted net loss per share	$ (0.10)	$ (0.11)

The impact of stock options have been excluded from the calculation of the weighted-average shares outstanding as they are anti dilutive due to the Company's net loss position at December 31, 2004 and 2003.

7. GEOGRAPHIC, SEGMENT, AND CUSTOMER DATA

The Company primarily manages its business based on geographic regions consisting of the United States and the United Kingdom through which it sells its external pacing devices and accessories. Geographic and segment data is set forth in the following table:

	United States	United Kingdom	Eliminations	Consolidated
2004				
Sales and transfers	$ 414,054	$ 1,165,904	$ (363,334)	$ 1,216,624
Depreciation and amortization	2,697	18,479	-	21,176
Net income (loss)	(368,721)	59,089	-	(309,632)
Other income—primarily interest	1,937	21,817	-	23,754
Capital expenditures	-	18,390	-	18,390
Long-lived assets	252,036	15,400	-	267,436
Total assets	598,195	1,297,649	-	1,895,844
2003				
Sales and transfers	$ 333,030	$ 1,297,007	$ (310,395)	$ 1,319,642
Depreciation and amortization	5,831	11,501	-	17,332
Net income (loss)	(396,572)	19,465	-	(377,107)
Other income—primarily interest	4,507	18,014	-	22,521
Capital expenditures	11,790	-	-	11,790
Long-lived assets	254,735	15,489	-	270,224
Total assets	776,504	1,410,569	-	2,187,073

Transfers between areas are valued at cost plus a markup. Direct sales to foreign customers from domestic operations were not material.

Sales to major customers for the years ended December 31 were as follows:

	2004		2003	
	Amount	Percent	Amount	Percent
APC Cardiovascular Ltd. (related party)	$ 1,095,767	90%	$ 1,229,939	93%

During 2004 and 2003, only sales to the one customer accounted for more than 10% of the net sales.

Board of Directors

Ralph E. Hanson
Chairman & Treasurer, Pace Medical, Inc.
Derrick Ebden
Managing Director, APC Cardiovascular Ltd., England
George F. Harrington
President, Boston Equity Management Company

Corporate Officers

Ralph E. Hanson
Chairman & Treasurer
Steven E. Hanson
President & Chief Executive Officer
Drusilla F. Hays
Vice President & Clerk

APC Medical Ltd., England

Ralph E. Hanson
Chairman
Derrick Ebden
Director
Steven E. Hanson
Director

Counsel

Lynch, Brewer, Hoffman & Fink, LLP
Boston, Massachusetts 02110

Auditor

Vitale, Caturano & Company, Ltd.
Boston, Massachusetts 02129

Transfer Agent

American Stock Transfer & Trust Company
New York, New York 10022

Investor relations

Web site: www.pacemedicalinc.com

Annual Report to SEC

The Form 10-K Annual Report to the Securities and Exchange Commission provides certain additional information and is available to Pace Medical, Inc.'s shareholders without charge. Written requests should be addressed to:

Pace Medical, Inc.
391 Totten Pond Road
Waltham, MA 02451

OTC Bulletin Board Symbol: PMDL

Discover the Difference ™

PACE Medical, Inc.
391 Totten Pond Road, Waltham, MA 02451 USA
Telephone: 781-890-5656 · Facsimile: 781-890-4894
Website: www.pacemedicalinc.com